February 26, 2020

Mark A. Schwertfeger
Senior Vice President and Chief Financial Officer
BRIGGS & STRATTON CORP
12301 West Wirth St.
Wauwatosa, WI 53222

       Re: Briggs & Stratton Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Form 10-Q for the Fiscal Quarter Ended December 29, 2019 File No. 001-01370

Dear Mr. Schwertfeger:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

5. Revenue, page 50

1. Your MD&A disclosures on page 26 as well as statements made in your earnings calls suggest that that the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors differently for certain products as compared to others.
      Furthermore, it appears that quantitative information about revenue by product (or product sector) is used by management to evaluate your financial performance. For example, in your January 20, 2020 earnings call, you reference "softness in sales of job site products and lower lawn and garden mower sales". Please tell us how you considered providing disaggregated revenue disclosures either by product or product sector. Please refer to
      ASC 606-10-50-5 and 606-10-55-89 through 55-91.
 Mark A. Schwertfeger
FirstName LastNameMark A. Schwertfeger
BRIGGS & STRATTON CORP
Comapany NameBRIGGS & STRATTON CORP
February 26, 2020
February 26, 2020 Page 2
Page 2
FirstName LastName
Form 10-Q for the Fiscal Quarter Ended December 29, 2019

Condensed Consolidated Financial Statements
13. Commitments and Contingencies, page 23

2. Given the length of time that has passed since the Exmark suit was filed and since it appears that multiple courts have entered into judgments against the Company in this matter, please tell us how you determined that a loss in this matter was not probable as of
         December 29, 2019. Please also tell us how you determined that it was not possible to disclose an estimated range of possible loss related to this matter. Refer to ASC 450-20-
         25 and 50-3 through 50-4.

16. Debt, page 27

3. Please revise your future filings to address the following about the ABL Facility:
           Disclose the amounts of available borrowings as of period end. Explain the terms "Excess Availability", "borrowing base" and "line cap" and
             describe how they are calculated as of period end.
           Since the pricing of your debt is dependent on your Fixed Charge Coverage Ratio, please disclose both the Fixed Charge Coverage Ratio requirement and the actual
             Fixed Charge Coverage Ratio achieved as of the current period end. In the interest of transparency for investors, consider using a table to
             present covenant requirements, actual covenant calculations, interest rates in effect during the period and any other material measures used in determining debt covenant compliance and pricing of the ABL facility.
           Similarly revise your liquidity disclosures in MD&A.

Critical Accounting Policies, page 40

4. We note that in your Form 8-K filed January 30, 2020 you announced a revision to your outlook for 2020 to reflect increased uncertainty related to the upcoming lawn and garden selling season in North America and Europe. We also note significant declines in your stock price since June 30, 2019. Please refer to ASC 350-20-35-3C and 35-30 and tell us how you considered performing an interim goodwill impairment analysis as of December
         29, 2019.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark A. Schwertfeger
BRIGGS & STRATTON CORP
February 26, 2020
Page 3

         You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions.



FirstName LastNameMark A. Schwertfeger                    Sincerely,
Comapany NameBRIGGS & STRATTON CORP
                                                          Division of
Corporation Finance
February 26, 2020 Page 3                                  Office of Technology
FirstName LastName